
SEC MAIL PROCESSING
RECEIVED
AUG 2 5 2010
WASH, D.C.
196
SECTION



10031700

UNIT[illegible]
SECURITIES AND E[illegible]
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response . . .	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24666

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2009 (MM/DD/YY) AND ENDING June 30, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jobel Financial, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 East Washington Street
(No. and Street)

Carson City (City) | Nevada (State) | 89701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belmont Reid | (775) 882-7455 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) | Northridge (City) | California (State) | 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Belmont Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jobel Financial, Inc., as of June 30 2010, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

State of Nevada
County of Carson
Subscribed and sworn (or affirmed) to before me this 18th day of August, 2010 by Belmont Reid proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

____
Notary Public

____
Signature

President
____
Title


KIMBERLY E. CODER
NOTARY PUBLIC
STATE OF NEVADA
My Appt. Exp. April 20, 2014
No.10-2138-3

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
JOBEL Financial, Incorporated:

We have audited the accompanying statement of financial condition of JOBEL Financial, Incorporated (the Company) as of June 30, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOBEL Financial, Incorporated as of June 30, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 23, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

JOBEL Financial, Incorporated
Statement of Financial Condition
June 30, 2010

Assets

Cash and cash equivalents	$	94,609
Accounts receivable		6,400
Marketable securities, at market value		29,355
Receivable from related parties		73
Total assets	$	130,437

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	1,971
Salaries and taxes payable		1,757
Total liabilities		3,728

Stockholders' equity

Common stock, no par value, 2,500 shares authorized, 1,000 shares issued and outstanding		37,030
Retained earnings		89,679
Total stockholders' equity		126,709
Total liabilities and stockholders' equity	$	130,437

The accompanying notes are an integral part of these financial statements.

JOBEL Financial, Incorporated
Statement of Operations
For the Year Ended June 30, 2010

Revenues	
Commission income	$ 9,012
Mutual fund service fees	45,546
Interest and other income	766
Net investment gains (losses)	7,589
Total revenues	62,913
Expenses	
Employee compensation and benefits	2,636
Commnunications	4,552
Occupancy and equipment rental	28,473
Other operating expenses	31,834
Total expenses	67,495
Net income (loss) before income tax provision	(4,582)
Income tax provision	-
Net income (loss)	$ (4,582)

The accompanying notes are an integral part of these financial statements.

JOBEL Financial, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2010

	Common Stock	Retained Earnings	Total
Balance at June 30, 2009	$ 37,030	$ 94,261	$ 131,291
Net income (loss)	-	(4,582)	(4,582)
Balance at June 30, 2010	$ 37,030	$ 89,679	$ 126,709

The accompanying notes are an integral part of these financial statements.

JOBEL Financial, Incorporated
Statement of Cash Flows
For the Year Ended June 30, 2010

Cash flow from operating activities:		
Net income (loss)		$ (4,582)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 3,600	
Marketable securities, at market value	9,751	
Receivable from related parties	(37)	
Prepaid income taxes	1,500	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	742	
Salaries and taxes payable	(1,447)	
Total adjustments		14,109
Net cash and cash equivalents provided by (used in) operating activities		9,527
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		9,527
Cash and cash equivalents at beginning of year		85,082
Cash and cash equivalents at end of year		$ 94,609
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ -	

The accompanying notes are an integral part of these financial statements.

JOBEL Financial, Incorporated
Notes to Financial Statements
June 30, 2010

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

JOBEL Financial, Incorporated ("the Company") was incorporated in the State of Neveda on August 29,1986. The Company is registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in the business as a securities broker-dealer. The Company operates as a retailer of mutual funds only.

The Company operates on a fully-disclosed basis whereby it does not hold customer accounts or securities. The Company is currently in the process of changing the exemption from Rule 15c3-3(k)(2)(ii) to Rule 15c3-3(k)(1).

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Commission income is recognized when received. Accounting principles generally accepted in the United States of America require transactions to be recorded when earned, however there is no material difference. Mutual fund service fees (including 12b-1 trails) are recorded at the time when income is reasonably determined and adjusted on a quarterly basis.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

The Company accounts for its income taxes in accordance with FASB ASC 740, Income Taxes. This standard requires the establishment of a deferred tax asset or liability to recognize the future tax effects of transactions that have not been recognized for tax purposes, including taxable and deductible temporary differences, as well as net operating loss and tax credit carryforwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

The Company is 100% owned and operated by Belmont and Joan Reid. There are no other employees or outside reps employed by the Company.

The Company has fully depreciated furniture and equipment of $9,330. Furniture and equipment have been depreciated over the estimated useful lives of the related assets.

Note 2: MARKETABLE SECURITIES, AT MARKET VALUE

Marketable securities, at market value consist of mutual fund investments. As discussed in Note 1, marketable securities are held by the Company and are stated at their fair market value based on quoted market prices. At June 30, 2010, these securities are carried at the market value of $29,355. The accounting for the mark-to-market is included in the Statement of Operations as net investment gains (losses) of $7,589.

Note 3: INCOME TAXES

The provision for income tax expense (benefit) is composed of the following:

The Company has available at June 30, 2010, unused federal net operating losses, which may be applied against future taxable income or carried back to offset previous taxable income, resulting in a deferred tax asset of approximately $7,287. The net operating loss begins to expire in the year 2030.

Note 3: INCOME TAXES
(Continued)

A 100% valuation allowance has been established against this benefit since management cannot determine if it is more likely than not that the asset will be realized.

There is no state corporate income tax or franchise tax in Nevada.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On July 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2010.

Note 4: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Assets	Fair Value	Level 1 Input	Level 2 Input	Level 3 Input
Marketable securities	$ 29,355	$ 29,355	$ -	$ -
Total	$ 29,355	$ 29,355	$ -	$ -

Liabilities	Fair Value	Level 1 Input	Level 2 Input	Level 3 Input
Liabilities	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

Note 5: OCCUPANCY AND EQUIPMENT RENTAL

Current year occupancy expense consists of the following:

Office rent	$ 19,800

The Company received $4,619 rental income from a tenant to which the Company subleases office space on a month-to-month basis. This amount is included in Occupancy and Equipment Rental on the Statement of Operations.

The Company leases equipment from its owners. It is possible that the terms of certain related party transactions are not the same as those that would result from transactions among wholly unrelated parties. Allocations for the equipment leased to the Company totaled $13,200 for June 30, 2010.

Note 6: RECEIVABLE FROM RELATED PARTIES

Receivable from related parties represents an unsecured, non-interest bearing and due on demand loan. At June 30, 2010, the amount due is $73.

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending June 30, 2010, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

Statement No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Note 7: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2010, the Company had net capital of $117,594 which was $112,594 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,728) to net capital was 0.03 to 1, which is less than the 15 to 1 maximum allowed.

Note 9: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference of $2,642 between the computation of net capital under net capital SEC. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 120,236
Adjustments:		
Retained earnings	$ (1,500)	
Non-allowable assets	1,500	
Haircuts & undue concentration	(2,642)	
Total adjustments		(2,642)
Net capital per audited statements		$ 117,594

JOBEL Financial, Incorporated
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2010

Computation of net capital		
Common stock	$ 37,030	
Retained earnings	89,679	
Total stockholders' equity		$ 126,709
Less: Non-allowable assets		
Accounts receivable	(6,400)	
Receivable from related parties	(73)	
Total non-allowable assets		(6,473)
Net capital before haircuts		120,236
Less: Haircuts on securities		
Haircut on mutual funds	(2,642)	
Total haircuts on securities		(2,642)
Net Capital		117,594
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 249	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 112,594
Ratio of aggregate indebtedness to net capital	0.03 : 1	

There was a difference of $2,642 between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2010. See Note 9.

See independent auditor's report

JOBEL Financial, Incorporated
Schedule II - Computation for Determining of Reserve
Requirements Pursuant to Rule 15c3-3
As of June 30, 2010

A computation of reserve requirements is not applicable to JOBEL Financial, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

JOBEL Financial, Incorporated
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2010

Information relating to possession or control requirements is not applicable to JOBEL Financial, Incorporated as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

JOBEL Financial, Incorporated

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2010

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
JOBEL Financial, Incorporated:

In planning and performing our audit of the financial statements of JOBEL Financial, Incorporated (the Company), as of and for the year ended June 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Oakland, California
August 23, 2010